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                           September 21, 2022

       Darryl Bond
       Chief Financial Officer
       Yext, Inc.
       61 Ninth Avenue
       New York, NY 10011

                                                        Re: Yext, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2022
                                                            Filed March 18,
2022
                                                            Form 10-Q for the
Quarterly Period Ended April 30, 2022
                                                            Filed June 9, 2022
                                                            Form 10-Q for the
Quarterly Period Ended July 31, 2022
                                                            Filed September 8,
2022
                                                            File No. 001-38056

       Dear Mr. Bond:

              We have reviewed your September 13, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 30, 2022 letter.

       Form 10-Q for the Quarterly Period Ended April 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       19

   1. We note your response to prior comment 1 and it is unclear to us how disclosure of GAAP revenue by sales
channel would be confusing to a reader. In this regard, we note that disclosure of revenue
by sales channel would provide useful context to supplement your disclosure of ARR by
sales channel and that any differences between GAAP revenue and how the ARR metric is
derived can be explained in the disclosure. We also note that on
 Darryl Bond
Yext, Inc.
September 21, 2022
Page 2
      page 37 you address various risks related to third-party resellers which you disclose may materially adversely affect your operating results. Considering these risks, it would appear that a breakdown of revenue by sales channel or disclosure of the percentage of revenue from resellers would be useful to an investor. Please revise. Form 10-Q for the Quarterly Period Ended July 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
20

2. In your response to prior comment 2 in your letter dated August 18, 2022, you indicated
      that you would disclose Total ARR and ARR by direct customers and third-party reseller customers in future periodic filings; however, you did not disclose these metrics in the
      Form 10-Q for the quarterly period ended July 31, 2022. Please explain.
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have any questions.



                                                           Sincerely,
FirstName LastNameDarryl Bond
                                                           Division of
Corporation Finance
Comapany NameYext, Inc.
                                                           Office of Technology
September 21, 2022 Page 2
cc:       Ho Shin
FirstName LastName